Exhibit 3.01

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
M-WAVE, INC.

M-WAVE, Inc., a corporation organized and existing under and by the virtue of the General Corporation Law of the State of Delaware, does hereby certify that:

    FIRST:      That at a meeting of the Board of Directors of M-WAVE, Inc., resolutions were duly adopted setting forth that the terms of a proposed asset purchase agreement, declaring approval of said agreement to be advisable which required as a condition subsequent an amendment to the Certificate of Incorporation, and calling a meeting of the stockholders of said corporation for consideration thereof.  The resolution thereafter approved by the Board of Directors of said corporation setting forth the proposed amendment is as follows:

    RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered “1”, so that, as amended, said Article shall be and read as follows:

1.  Name.  The name of the corporation is Green St. Energy, Inc. (hereinafter called the “Corporation”)

    SECOND:   That thereafter, pursuant to resolution of its Board of Directors, an annual meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares required by statute were voted in favor of an asset purchase agreement that requires the amendment.

    THIRD:      That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

    FOURTH:  That the capital of said corporation shall not be reduced under or by reason of said amendment.

    IN WITNESS WHEREOF, said M-WAVE, Inc. has caused this certificate to be signed by its Chief Executive Officer, this 13th day of January, 2009.
/s/ Jeff Figlewicz______________________
Jeff Figlewicz
Vice President-Finance and Corporate Secretary